UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fifth Street Finance Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31678A103
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A103

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,014,322 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,014,322 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,322 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.7%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,703,857 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,703,857 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,703,857 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.5%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 580,635 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 580,635 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 580,635 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.5%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. DME Advisors GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 580,635 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 580,635 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 580,635 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.5%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 31678A103

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,284,492 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,284,492 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,284,492 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 6.0%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

CUSIP No. 31678A103

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 (the “Amendment”) to the Schedule 13G relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Fifth Street Finance Corp., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on June 23, 2008, as amended by Amendment No. 1 filed with the SEC on February 13, 2009. This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors, L.P., a Delaware limited partnership (“Advisors”), DME Advisors GP, L.L.C., a Delaware limited liability company that serves as general partner to Advisors (“DME GP” and together with Greenlight LLC, Greenlight Inc. and Advisors, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Amendment relates to Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, and (iv) the managed account for which Advisors acts as investment manager.

This Amendment is being filed to amend and restate Item 4 as follows:

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 1,014,322 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 1,703,857 shares of Common Stock held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 580,635 shares of Common Stock held for the managed account for which Advisors acts as investment manager.

iv)	DME GP may be deemed the beneficial owner of 580,635 shares of Common Stock held for the managed account for which Advisors acts as investment manager.

v)
Mr. Einhorn may be deemed the beneficial owner of 2,284,492 shares of Common Stock. This number consists of: (A) an aggregate of 1,014,322 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 689,535 shares of Common Stock held for the account of Greenlight Offshore, and (C) 580,635 shares of Common Stock held for the managed account for which Advisors acts as investment manager.

CUSIP No. 31678A103

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or the managed account for which Advisors acts as investment manager. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of their pecuniary interest in any shares of Common Stock, if applicable.

Item 4(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 37,923,407, which is the number of shares of Common Stock outstanding as of December 31, 2009, as reported in the Form 10-Q filed by the Issuer on February 9, 2010 with the Securities and Exchange Commission.

Item 4(c)   Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

CUSIP No. 31678A103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               February 16, 2010
Greenlight Capital, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Advisors, L.P.

By: DME Advisors GP, L.L.C.
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating  Officer

 /s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on June 23, 2008 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.